CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Annual Report on Form 40-F and the incorporation by reference into the Form S-8 Registration Statements (File Nos. 333-146900 and 333-126275) of our reports dated March 14, 2008 on the consolidated financial statements of Response Biomedical Corporation as at December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007 and the effectiveness of internal controls over financial reporting of Response Biomedical Corporation as at December 31, 2007.

Vancouver, Canada
March 28, 2008	CHARTERED ACCOUNTANTS